FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/02/2022

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of September 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda	By:/s/ Sebastián Martí
Name: Guillermo Etchepareborda	Name: Sebastián Martí
Title: Attorney in Fact	Title: Attorney in Fact

Dated: November 2, 2022

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of September 30, 2022
and for the nine-month periods
ended on September 30, 2022 and 2021

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2022	2021	2022	2021
		(Unaudited)		(Unaudited)
Net sales	3	4,125,478	4,592,007	12,867,983	11,761,067
Cost of sales	3 & 4	(3,325,164)	(2,621,145)	(9,368,257)	(7,175,088)

Gross profit	3	800,314	1,970,862	3,499,726	4,585,979

Selling, general and administrative expenses	3 & 5	(277,355)	(237,356)	(869,102)	(692,254)
Other operating income, net	3	3,280	1,874	25,782	18,869

Operating income	3	526,239	1,735,380	2,656,406	3,912,594

Finance expense	6	(14,634)	(6,527)	(28,569)	(20,551)
Finance income	6	7,080	19,391	47,033	54,160
Other financial (expense) income, net	6	(47,393)	19,802	(97,104)	37,919
Equity in earnings of non-consolidated companies	9	(89,688)	84,421	18,334	301,994

Profit before income tax expense		381,604	1,852,467	2,596,100	4,286,116

Income tax expense		(161,701)	(486,027)	(562,494)	(1,054,744)

Profit for the period		219,903	1,366,440	2,033,606	3,231,372

Attributable to:
Owners of the parent		152,793	1,202,063	1,727,684	2,827,099
Non-controlling interest		67,110	164,377	305,922	404,273

Profit for the period		219,903	1,366,440	2,033,606	3,231,372

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.08	0.61	0.88	1.44

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 2 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Profit for the period	219,903	1,366,440	2,033,606	3,231,372

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(314)	(391)	248	(262)
Currency translation adjustment from participation in non-consolidated companies	(26,351)	(54,065)	15,960	(24,157)
Changes in the fair value of financial instruments at fair value through other comprehensive income	(7,683)	10,917	(47,271)	(3,724)
Income tax related to financial instruments at fair value	2,415	(3,829)	15,911	1,440
Changes in the fair value of derivatives classified as cash flow hedges	4	57	59	216
Income tax related to cash flow hedges	(1)	(17)	(18)	(65)
Other comprehensive income items from participation in non-consolidated companies	14	(115)	219	(79)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	—	—	(3,042)	48,719
Income tax relating to remeasurement of post employment benefit obligations	—	—	1,025	(14,386)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(518)	(878)	(2,448)	(3,348)

Other comprehensive income (loss) for the period, net of tax	(32,434)	(48,321)	(19,357)	4,354

Total comprehensive income for the period	187,469	1,318,119	2,014,249	3,235,726

Attributable to:
Owners of the parent	123,962	1,154,832	1,718,806	2,830,500
Non-controlling interest	63,507	163,287	295,443	405,226

Total comprehensive income for the period	187,469	1,318,119	2,014,249	3,235,726

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 3 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	September 30, 2022		December 31, 2021
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,381,478		6,431,578
Intangible assets, net	8	927,067		902,256
Investments in non-consolidated companies	9	782,533		751,475
Other investments		93,195		67,277
Deferred tax assets		208,292		160,745
Receivables, net		250,592		177,803
Trade receivables, net		—	8,643,157	229	8,491,363

Current assets
Receivables, net		574,206		357,705
Derivative financial instruments		6,485		4,353
Inventories, net		3,966,258		3,908,305
Trade receivables, net		1,487,447		1,767,196
Other investments		1,268,431		1,290,459
Cash and cash equivalents		1,474,158	8,776,985	1,276,605	8,604,623
Non-current assets classified as held for sale			1,764		1,921
			8,778,749		8,606,544
Total Assets			17,421,906		17,097,907

EQUITY
Capital and reserves attributable to the owners of the parent			11,900,248		10,535,019
Non-controlling interest			1,879,176		1,700,019
Total Equity			13,779,424		12,235,038

LIABILITIES
Non-current liabilities
Provisions		80,031		83,299
Deferred tax liabilities		203,771		186,216
Other liabilities		536,597		506,886
Trade payables		1,084		989
Lease liabilities		199,252		215,250
Borrowings		535,533	1,556,268	656,465	1,649,105
Current liabilities
Current income tax liabilities		42,816		873,759
Other liabilities		330,641		345,123
Trade payables		1,121,283		1,126,049
Derivative financial instruments		594		1,889
Lease liabilities		46,389		44,371
Borrowings		544,491	2,086,214	822,573	3,213,764
Total Liabilities			3,642,482		4,862,869

Total Equity and Liabilities			17,421,906		17,097,907
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 4 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the period							1,727,684	1,727,684	305,922	2,033,606
Other comprehensive income (loss) for the period
Currency translation adjustment						15,035		15,035	1,173	16,208
Remeasurement of post employment benefit obligations				(3,854)				(3,854)	(611)	(4,465)
Cash flow hedges and others, net of tax				21				21	20	41
Others (5)				(20,080)				(20,080)	(11,061)	(31,141)

Total comprehensive income (loss) for the period	—	—	—	(23,913)	—	15,035	1,727,684	1,718,806	295,443	2,014,249

Dividends paid in cash (6)							(353,354)	(353,354)	—	(353,354)
Dividends paid in kind to non-controlling interest								—	(112,293)	(112,293)
Acquisition of non-controlling interest (7)				(223)				(223)	(3,993)	(4,216)

Balance as of September 30, 2022 (unaudited)	2,004,743	(150,000)	(23,295)	1,336,501	(2,324,866)	(2,883,558)	13,940,723	11,900,248	1,879,176	13,779,424

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2022, the Company held 41,666,666 shares as treasury shares.
(3) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(6) See note 10.
(7) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 5 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the period							2,827,099	2,827,099	404,273	3,231,372
Other comprehensive income (loss) for the period
Currency translation adjustment						(22,663)		(22,663)	(1,756)	(24,419)
Remeasurement of post employment benefit obligations				27,561				27,561	3,424	30,985
Cash flow hedges, net of tax				77				77	74	151
Others				(1,574)				(1,574)	(789)	(2,363)

Total comprehensive income (loss) for the period	—	—	—	26,064	—	(22,663)	2,827,099	2,830,500	405,226	3,235,726

Dividends paid in cash							(412,246)	(412,246)	—	(412,246)
Acquisition of non-controlling interest (5)				11				11	(768)	(757)

Balance as of September 30, 2021 (unaudited)	2,004,743	(150,000)	(23,295)	1,356,020	(2,324,866)	(2,883,692)	11,725,470	9,704,380	1,561,496	11,265,876
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2021, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 6 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Nine-month period ended September 30,
	Notes	2022	2021
		(Unaudited)
Cash flows from operating activities
Profit for the period		2,033,606	3,231,372
Adjustments for:
Depreciation and amortization	7 & 8	456,068	445,582
Income tax accruals less payments		(1,105,929)	467,134
Equity in earnings of non-consolidated companies	9	(18,334)	(301,994)
Interest accruals less payments		8,767	3,753
Changes in provisions		(1,561)	9,622
Changes in working capital (1)		197,747	(2,459,444)
Net foreign exchange results and others		150,387	146,214
Net cash provided by operating activities		1,720,751	1,542,239
Cash flows from investing activities
Capital expenditures	7 & 8	(421,847)	(401,713)
Increase in other investments		(326,598)	(23,723)
Proceeds from the sale of property, plant and equipment		1,246	1,316
Dividends received from non-consolidated companies		28,884	499
Acquisition of non-controlling interest		(4,216)	(757)
Net cash used in investing activities		(722,531)	(424,378)
Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(353,354)	(412,246)
Finance lease payments		(37,187)	(33,954)
Proceeds from borrowings		225,071	205,488
Repayments of borrowings		(614,374)	(425,201)
Net cash used in financing activities		(779,844)	(665,913)

Increase in cash and cash equivalents		218,376	451,948
Movement in cash and cash equivalents
At January 1,		1,276,605	537,882
Effect of exchange rate changes		(20,823)	(42,255)
Increase in cash and cash equivalents		218,376	451,948
Cash and cash equivalents as of September 30, (2)		1,474,158	947,575

Non-cash transactions:
Dividends paid in kind to non-controlling interest		(112,293)	—
Acquisition of PP&E under lease contract agreements		12,174	11,230

(1) The working capital is impacted by non-cash movements of $ 22.3 million as of September 30, 2022 ($ (1.8) million as of September 30, 2021) due to the variations in the exchange rates used by subsidiaries.
(2) It includes restricted cash of $ 50 and $ 130 as of September 30, 2022 and 2021, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 1,361,374 and $ 823,946 as of September 30, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 7 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2021.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2021, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 4, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2021.

None of the accounting pronouncements issued after December 31, 2021, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

Page 8 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

3.    SEGMENT INFORMATION

OPERATING SEGMENTS

The Company is organized in two operating segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:
-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CEO.

	Nine-month period ended September 30, 2022 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Net sales	12,867,920	314,388	(314,325)	12,867,983
Cost of sales	(9,394,619)	(261,366)	287,728	(9,368,257)

Gross profit	3,473,301	53,022	(26,597)	3,499,726

Selling, general and administrative expenses	(841,702)	(27,400)	—	(869,102)
Other operating income (loss), net	26,795	(1,013)	—	25,782

Operating income	2,658,394	24,609	(26,597)	2,656,406

Depreciation and amortization (included in Cost of sales and Selling, general and administrative expenses)	(390,846)	(65,222)	—	(456,068)

	Nine-month period ended September 30, 2021 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Net sales	11,723,079	366,845	(328,857)	11,761,067
Cost of sales	(7,278,630)	(227,675)	331,217	(7,175,088)

Gross profit	4,444,449	139,170	2,360	4,585,979

Selling, general and administrative expenses	(671,773)	(20,481)	—	(692,254)
Other operating income, net	18,710	159	—	18,869

Operating income	3,791,386	118,848	2,360	3,912,594

Depreciation and amortization (included in Cost of sales and Selling, general and administrative expenses)	(398,124)	(47,458)	—	(445,582)

Page 9 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

Until December 31, 2021, the Company had revenues attributable to the Company’s country of incorporation (Luxembourg) related to a contract acquired as a part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Nine-month period ended September 30, 2022 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	6,975,691	2,894,941	2,997,351	12,867,983

Non-current assets (1)	4,754,124	871,007	1,683,414	7,308,545

	Nine-month period ended September 30, 2021 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	6,769,705	2,430,006	2,561,356	11,761,067

Non-current assets (1)	4,785,029	879,198	1,695,273	7,359,500

(1) Includes Property, plant and equipment and Intangible assets.

4.COST OF SALES

	Nine-month period ended September 30,
	2022	2021
	(Unaudited)
Inventories at the beginning of the year	3,908,305	2,001,781

Plus: Charges for the period
Raw materials and consumables used and other movements	7,683,998	7,343,465
Services and fees	134,544	112,217
Labor cost	672,257	520,069
Depreciation of property, plant and equipment	396,286	385,393
Amortization of intangible assets	29,779	16,623
Maintenance expenses	460,895	420,506
Office expenses	7,202	5,496
Valuation allowance	18,078	—
Insurance	11,644	8,584
Change of obsolescence allowance	26,841	777
Recovery from sales of scrap and by-products	(30,953)	(26,634)
Others	15,639	13,167
Less: Inventories at the end of the period	(3,966,258)	(3,626,356)
Cost of Sales	9,368,257	7,175,088

Page 10 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

5.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Nine-month period ended September 30,
	2022	2021
	(Unaudited)
Services and fees	55,517	44,136
Labor cost	229,709	190,631
Depreciation of property, plant and equipment	10,269	10,930
Amortization of intangible assets	19,734	32,636
Maintenance and expenses	6,313	5,195
Taxes	128,891	118,021
Office expenses	31,798	24,100
Freight and transportation	380,268	254,194
Increase of allowance for doubtful accounts	590	73
Others	6,013	12,338

Selling, general and administrative expenses	869,102	692,254

6.FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Nine-month period ended September 30,
	2022	2021
	(Unaudited)
Interest expense	(28,569)	(20,551)

Finance expense	(28,569)	(20,551)

Interest income	47,033	54,160

Finance income	47,033	54,160

Net foreign exchange loss (1)	(137,143)	(25,400)
Change in fair value of financial assets	57,608	37,698
Derivative contract results	(1,610)	3,997
Others	(15,959)	21,624

Other financial (expenses) income, net	(97,104)	37,919
(1) Mainly related to the devaluation of the Argentine peso.

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Nine-month period ended September 30,
	2022	2021
	(Unaudited)
At the beginning of the year	6,431,578	6,504,681

Currency translation differences	129	(173)
Additions	360,289	365,734
Value adjustments of lease contracts	16,031	4,413
Disposals	(18,077)	(19,428)
Depreciation charge	(406,555)	(396,323)
Capitalized borrowing costs	403	5,902
Transfers and reclassifications	(2,320)	(2,281)

At the end of the period	6,381,478	6,462,525

Page 11 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

8.    INTANGIBLE ASSETS, NET

	Nine-month period ended September 30,
	2022	2021
	(Unaudited)
At the beginning of the year	902,256	908,583

Additions	72,003	47,208
Amortization charge	(49,513)	(49,259)
Transfers/Disposals	2,321	(9,557)

At the end of the period	927,067	896,975

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	696,654	681,711
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	81,221	64,140
Other non-consolidated companies (1)					4,658	5,624
					782,533	751,475
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

As of September 30, 2022, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), one of the main producers of flat steel products in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As of September 30, 2022, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

Page 12 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of September 30, 2022, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 8.20 (approximately $ 1.52; December 31, 2021: BRL 14.51 – $ 2.60) per ordinary share and BRL 7.52 (approximately $ 1.39; December 31, 2021: BRL 15.16 – $ 2.72) per preferred share, respectively. Accordingly, as of September 30, 2022, Ternium’s ownership stake had a market value of approximately $ 379.8 million ($ 653.9 million as of December 31, 2021) and a carrying value of $ 696.7 million ($ 681.7 million as of December 31, 2021).

As of September 30, 2022, the Company wrote down its investment in Usiminas by USD 120.4 million. The impairment was mainly due to the lower production availability of Usiminas’ coke facilities, which need further capital investment, along with a worsened global macroeconomic situation that derived in the increase of discount rates used for the calculation of value-in-use. As of September 30, 2022, the discount rate used to test the investment in Usiminas for impairment was 13.5%. Value-in-use was calculated by discounting the estimated cash flows over a five-year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity, considering a nominal growth rate of 2%. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The main factors that could result in impairment charges in future periods would be an increase in the discount rate or a decrease in steel prices. The Company estimates that a decrease of 1.0% in the discount rate, an increase of 0.5% in gross domestic product and an increase of 5.0% in the steel, iron ore and hard coking coal prices would have resulted in an increase of 25.5% in the value-in-use, and an increase of 1.0% in the discount rate, a decrease of 0.5% in gross domestic product and a decrease of 5% in the steel, iron ore and hard coking coal prices would have resulted in a decrease of -17.1% in the value-in-use.

As of September 30, 2022, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2022	681,711
Share of results (1)	121,748
Other comprehensive income (2)	13,555
Impairment charge	(120,360)

As of September 30, 2022	696,654

(1) It includes the adjustment of the values associated to the purchase price allocation.
(2) It includes mainly the effect of the currency translation adjustment.

Page 13 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

9.     INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The investment in Usiminas is based on the following calculation:

Usiminas' shareholders' equity	4,493,060
Percentage of interest of the Company over shareholders' equity	20.40%
Interest of the Company over shareholders' equity	915,655
Purchase price allocation	59,068
Goodwill	192,253
Impairment	(470,322)
Total Investment in Usiminas	696,654

On October 28, 2022, Usiminas issued its consolidated interim accounts as of and for the nine-month period ended September 30, 2022.

USIMINAS
Summarized balance sheet (in million $)	As of September 30, 2022
Assets
Non-current	3,726
Current	2,891
Other current investments	165
Cash and cash equivalents	785
Total Assets	7,567
Liabilities
Non-current	530
Non-current borrowings	1,111
Current	907
Current borrowings	17
Total Liabilities	2,565
Non-controlling interest	509
Shareholders' equity	4,493

Summarized income statement (in million $)	Nine-month period ended September 30, 2022
Net sales	4,839
Cost of sales	(3,876)
Gross Profit	963
Selling, general and administrative expenses	(180)
Other operating income (loss), net	(88)
Operating income	695
Financial income (expenses), net	78
Equity in earnings of associated companies	30
Profit before income tax	803
Income tax expense	(231)
Net profit before non-controlling interest	572
Non-controlling interest in other subsidiaries	(66)
Net profit for the period	506

Techgen S.A. de C.V.

Techgen stated as of and for the nine-month period ended September 30, 2022, that revenues amounted to $ 446 million ($ 286 million for the nine-month period ended September 30, 2021), net profit from continuing operations to $ 36 million ($33 million for the nine-month period ended September 30, 2021), non-current assets to $ 761 million ($ 791 million as of December 31, 2021), current assets to $ 119 million ($ 91 million as of December 31, 2021), non-current liabilities to $ 546 million ($ 614 million as of December 31, 2021), current liabilities to $ 165 million ($ 134 million as of December 31, 2021) and shareholders’ equity to $ 169 million ($ 134 million as of December 31, 2021).

Page 14 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

10.     DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 3, 2022, the shareholders approved a distribution of dividends of USD 0.26 per share (USD 2.60 per ADS). The annual dividend included the interim dividend of $0.08 per share ($0.80 per ADS) paid in November 2021. A net dividend of $0.18 per share ($1.80 per ADS) was paid on May 11, 2022, or approximately USD 360.9 million in the aggregate.

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

(i) Tax claims and other contingencies

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. Decisions at the Superior Court of Justice are taken by simple majority. On October 4, 2022, a 5-judge panel of the Superior Court of Justice began its process for rendering a decision on the merits of the case. The reporting judge of the panel voted in favor of granting CSN’s appeal and ordering the defendants to pay damages to CSN; however, the voting on the case was subsequently adjourned for a future session to be determined by the panel. It is not yet known when the new session will take place or whether all the remaining four judges in the panel will express their votes at that session or seek further adjournments. At this time, the Company cannot predict how each of the other four judges will vote on the matter.

Page 15 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.
Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of the CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal was submitted to the CVM’s Board of Commissioners. On April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. On August 16, 2022, CVM’s Board of Commissioners determined, by unanimous decision, the extinction of the procedure, recognizing that Ternium is not obligated to launch a tender offer as a result of the 2016 capital increase. The CVM decision is final.

(ii) Commitments

(a) In March 2022, Ternium Brasil S.A. entered into a contract with Unicarbo Ltda. for the supply of petcoke. This agreement is due to terminate on March 2023 and the outstanding amount was $ 98.6 million as of September 30, 2022. The contract has minimum monthly-required volumes.

(b) Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, for an estimated total amount of $ 952.1 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
- 15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

Page 16 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

12.    RELATED PARTY TRANSACTIONS

As of September 30, 2022, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Nine-month period ended September 30,
	2022	2021
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	587,305	736,753
Sales of goods to other related parties	157,936	149,025
Sales of services and others to non-consolidated parties	133	135
Sales of services and others to other related parties	3,258	1,138

	748,632	887,051
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	500,705	332,839
Purchases of goods from other related parties	55,421	50,875
Purchases of services and others from non-consolidated parties	10,712	7,154
Purchases of services and others from other related parties	62,055	75,490

	628,893	466,358
(c) Financial results
Income with non-consolidated parties	5,590	4,686
Expenses in connection with lease contracts from other related parties	(722)	(787)

	4,868	3,899
(d) Dividends
Dividends from non-consolidated parties	1,007	48,371

	1,007	48,371
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	2,451	750
Income (expenses), net with other related parties	529	693

	2,980	1,443

	September 30, 2022	December 31, 2021
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	193,903	204,329
Receivables from other related parties	20,475	26,690
Advances to non-consolidated parties	5,911	5,383
Advances to suppliers with other related parties	3,460	3,852
Payables to non-consolidated parties	(83,721)	(72,373)
Payables to other related parties	(21,964)	(16,617)
Lease Liabilities with other related parties	(2,436)	(2,635)

	115,628	148,629

Page 17 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of September 30, 2022 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	201,389	—	—	201,389
Derivative financial instruments	—	6,485	—	6,485
Trade receivables	1,487,447	—	—	1,487,447
Other investments	403,359	152,015	806,000	1,361,374
Cash and cash equivalents	490,650	972,889	10,619	1,474,158
Total	2,582,845	1,131,389	816,619	4,530,853

As of September 30, 2022 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total
(ii) Liabilities as per statement of financial position
Other liabilities	59,149	—		59,149
Trade payables	1,081,969	—		1,081,969
Derivative financial instruments	—	594		594
Lease liabilities	245,641	—		245,641
Borrowings	1,080,024	—		1,080,024
Total	2,466,783	594		2,467,377

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2021 for definitions of levels of fair values and figures at that date.
The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of September 30, 2022 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	983,508	983,508	—	—
Other investments	958,015	730,994	221,388	5,633
Derivative financial instruments	6,485	—	6,485	—
Total assets	1,948,008	1,714,502	227,873	5,633
Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	594	—	594	—
Total liabilities	594	—	594	—

Page 18 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2021 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	692,529	692,529	—	—
Other investments	735,654	668,056	39,777	27,821
Derivative financial instruments	4,353	—	4,353	—
Total assets	1,432,536	1,360,585	44,130	27,821

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,889	—	1,889	—
Total liabilities	1,889	—	1,889	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the year ended December 31, 2021, corresponds to the initial investment and to the changes in its fair value.

14.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time, including in recent weeks.

Effective October 17, 2022, the Argentine Central Bank put in place a new regulation on import of services rendered by non-related parties, pursuant to which the Argentine Central Bank may clear or not the payment of import of services and, if cleared, may determine a payment term equal or different to that being requested. There are no rules on the conditions upon which the Argentine Central Bank may clear or determine alternative payment terms. This new regulation is scheduled to replace previous rules by November 1, 2022.

Also effective October 17, 2022, the Argentine government implemented a new system, known as the SIRA system, pursuant to which the Argentine government may clear or not the payment of imports and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which the Argentine government may clear the payment of imports or determine alternative payment terms under the SIRA system.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Although as of the date of these financial statements these measures have not had a significant effect on Ternium Argentina’s ability to purchase U.S. dollars at the prevailing official exchange rate for most of its imports of goods and for the acquisition of services from unrelated parties, if such restrictions continue to be maintained, or are further tightened, Ternium Argentina could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect its operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect its results of operations). In addition, access to the Argentine foreign exchange market to distribute dividends or to pay royalties to related parties at the prevailing official exchange rate generally requires prior Argentine Central Bank approval, which is rarely, if ever, granted, thus limiting Ternium’s ability to collect dividends from Ternium Argentina at the prevailing official exchange rate.

Page 19 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2022
and for the nine-month periods ended September 30, 2022 and 2021

14.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Under Ternium Argentina’s interim accounts as of September 30, 2022, and for the nine-month period then ended, revenues amounted to $ 2,878 million, net profit from continuing operations to $ 807 million, total assets to $ 5,278 million, total liabilities to $ 541 million and shareholders’ equity to $ 4,737 million. Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 1,073 million as of September 30, 2022, broken down as follows:
–$ 891 million in U.S. dollars-denominated instruments, mainly sovereign bonds issued by the Argentine Government and payable in U.S. dollars, Argentine Treasury bonds related to the official exchange rate and negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and payable in Argentine pesos.
–$ 105 million in Argentine pesos-denominated instruments, mainly inflation-adjusted bonds and mutual funds.
–$ 77 million in Argentine pesos-denominated instruments with underlying assets linked to the U.S. dollar.

Ternium Argentina’s financial position in ARS as of September 30, 2022, amounted to $ 235 million in monetary assets and $ 170 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate.

15. THE RUSSIA-UKRAINE ARMED CONFLICT

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the United Kingdom, and the European Union, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the armed conflict and related sanctions, energy prices have spiked and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.

Russia has a significant participation in the international trade of steel slabs, iron ore pellets, metallurgical coal, pulverized coal for injection, which are relevant inputs for Ternium’s operations. In addition, Ukraine has a relevant participation in the international trade of steel slabs and iron ore pellets. The pricing of these inputs in the international markets have been volatile and could result in limitations to Ternium’s production levels and higher costs, affecting the Company’s profitability and results of operations. As a result of the economic sanctions imposed on Russia, Ternium or its contractors (including shipping companies) may not be able to continue purchasing or transporting products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and the Company may be required to purchase raw materials at increased prices.

Pablo Brizzio
Chief Financial Officer

Page 20 of	20